As filed with the Securities and Exchange Commission on November 5, 2007

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F 6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS

(Exact name of issuer of deposited securities as specified in its charter)

STEEL FACTORIES OF MINAS GERAIS INC. - USIMINAS

(Translation of issuer's name into English)

FEDERATIVE REPUBLIC OF BRAZIL

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing Common Shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS	50,000,000 American Depositary Shares	$5.00	$2,500,000	$76.75

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The prospectus consists of the proposed Form of Amended and Restated American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15, 16 and 18

securities

(iii)  The collection and distribution of dividends

Articles number 4, 12, 13, 15 and

18

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15, 16 and 18

soliciting material

(v)  The sale or exercise of rights

Articles number 13, 14, 15 and 18

(vi)  The deposit or sale of securities resulting from

Articles number 12, 13, 15, 17 and

dividends, splits or plans of reorganization

18

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to transfer or

Articles number 2, 3, 4, 5, 6, 8 and

withdraw the underlying securities

22

(x)  Limitation upon the liability of the depositary

Articles number 14, 18, 19 and 21

3.  Fees and Charges

Articles number 7 and 8

Item – 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Amended and Restated Deposit Agreement dated as of ____________, 2007, among Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS, The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 5,  2007.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Common Shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS.

By:

The Bank of New York,

 As Depositary

By:  /s/ Keith G. Galfo

Name:  Keith G. Galfo

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Belo Horizonte, Brazil on November 5, 2007.

Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS

By:  /s/ Rinaldo Campos Soares

Name:  Rinaldo Campos Soares

Title:    Director-Presidente

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 5, 2007.

/s/ Bertoldo Machado Veiga

/s/ José Olímpio da Silva

Name:  Bertoldo Machado Veiga

Name:  José Olímpio da Silva

Director

Director

/s/ Hidemi Kawai

/s/ Rinaldo Campos Soares

Name:  Hidemi Kawai

Name:  Rinaldo Campos Soares

Director

Director

/s/ Kenichi Asaka

/s/ Donald J. Puglisi

Name:  Kenichi Asaka

Name:  Puglisi & Associates

Director

Authorized U.S. Representative

/s/ Marcelo Pereira Malta de Araújo

/s/ João Lucas Ferraz Dungas

Name:  Marcelo Pereira Malta de Araújo

Name:  João Lucas Ferraz Dungas

Director

Principal Accounting Officer

/s/ Gabriel Stoliar _

/s/ Paulo Penido Pinto Marques

Name:  Gabriel Stoliar

Name:  Paulo Penido Pinto Marques

Director

Principal Financial Officer

/s/ Wilson Nélio Brumer

/s/ Rinaldo Campos Soares

Name:  Wilson Nélio Brumer

Name:  Rinaldo Campos Soares

Director

Principal Executive Officer

/s/ Humberto Eudes Vieira Diniz

Name:  Humberto Eudes Vieira Diniz

Director

/s/ Antônio Luiz Benevides Xavier

Name:  Antônio Luiz Benevides Xavier

Director

________________________________

Name:  Yuri Iriyama

Director

/s/ Albano Chagas Vieira

Name:  Albano Chagas Vieira

Director

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Amended and Restated Deposit Agreement dated as of

__________, 2007 among Usinas Siderúrgicas de Minas Gerais S.A.

- USIMINAS, The Bank of New York as Depositary, and all

Owners and Beneficial Owners from time to time of American Depositary

Receipts issued thereunder.

4

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary,

as to legality of the securities to be registered.